Filed by Exelon Corporation
(Commission File No. 1-16169)

Pursuant to Rule 425 under the Securities
Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act
Of 1934

Subject Company:
Public Service Enterprise Group Incorporated
(Commission File No. 1-09120)

Safe Harbor Statement

     Except for the historical information contained herein, certain of the matters discussed in this Filing constitute “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. These forward-looking statements include statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. These statements are based on the current expectations of management of Exelon Corporation (“Exelon”), Commonwealth Edison Company (“ComEd”), PECO Energy Company (“PECO”), and Exelon Generation Company, LLC (“Exelon Generation” and together with Exelon, ComEd and PECO, the “Exelon Registrants”), and the current expectations of management of Public Service Enterprise Group Incorporated (“PSEG”), Public Service Electric and Gas Company (“PSE&G”), PSEG Power LLC (“PSEG Power”), and PSEG Energy Holdings LLC (“PSEG Holdings” and together with PSEG, PSE&G and PSEG Power, the “PSEG Registrants”). There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this filing. For example, (1) the companies may be unable to obtain shareholder approvals required for the merger; (2) the companies may be unable to obtain regulatory approvals required for the merger, or required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger; (3) conditions to the closing of the merger may not be satisfied; (4) an unsolicited offer of another company to acquire assets or capital stock of Exelon or PSEG could interfere with the merger; (5) problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected; (6) the combined company may be unable to achieve cost-cutting synergies or it may take longer than expected to achieve those synergies; (7) the merger may involve unexpected costs or unexpected liabilities, or the effects of purchase accounting may be different from the companies’ expectations; (8) the credit ratings of the combined company or its subsidiaries may be different from what the companies expect; (9) the businesses of the companies may suffer as a result of uncertainty surrounding the merger; (10) the companies may experience more difficulties than expected in achieving operating improvements at jointly owned nuclear generating facilities; (11) the companies may not realize the values expected to be obtained for properties expected or required to be divested; (12) the industry may be subject to future regulatory or legislative actions that could adversely affect the companies; and (13) the companies may be adversely affected by other economic, business, and/or competitive factors. Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of the combined company. A discussion of some of these other important factors and assumptions is contained in the Exelon Registrants’ and PSEG Registrants’ respective filings with the SEC, including: (1) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 7. Management’s Discussion and Analysis of Financial condition and Results of Operations – Business Outlook and the Challenges in Managing Our Business for Each of Exelon, ComEd, PECO, and Exelon Generation; (2) the Exelon Registrants’ 2003 Annual Report on Form 10-K – Item 8. Financial Statements and Supplementary Data: Exelon – Note 19, ComEd – Note 15, PECO – Note 14, and Exelon Generation – Note 13; and (3) the PSEG Registrants’ Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004 – Forward Looking Statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this Filing may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Filing. None of the Exelon Registrants or PSEG Registrants undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this Filing.

Additional Information

     This communication is not a solicitation of a proxy from any security holder of Exelon Corporation (Exelon) or Public Service Enterprise Group Incorporated (PSEG). Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed by Exelon and PSEG to their respective security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon Corporation, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from Public Service Enterprise Group Incorporated, Investor Relations, 80 Park Plaza, P.O. Box 1171, Newark, New Jersey 07101-1171.

     The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

* * * * *

     The following is a fact sheet concerning the merger that has been posted on Exelon’s web site and used in employee and other communications.

* * * * *

Merger Fact Sheet

Companies	Exelon	PSEG

Tickers	NYSE: EXC	NYSE: PEG

Descriptions	Exelon Corporation is one of the nation’s largest electric utility companies with more than $15 billion in annual revenues.	PSEG is a major integrated energy and generation company with more than $10 billion in annual revenues.
	The company has one of the industry’s largest portfolios of electric generation capacity, with a nationwide reach and strong positions in the Midwest and Mid-Atlantic. Exelon distributes electricity to approximately 5.1 million customers in Illinois and Pennsylvania, and gas to 460,000 customers in the Philadelphia area. Exelon is headquarted in Chicago, Illinois.	It serves about 2 million electric and 1.6 million gas customers in New Jersey. The company operates a large fleet of generating stations with diverse fuel and dispatch characteristics, largely in the PJM interchange. PSEG is headquartered in Newark, New Jersey and trades on the NYSE under the ticker PEG.

	2003 Total Assets: $40 billion (approx.)	2003 Total Assets: $28 billion (approx.)
	2003 Revenues: $15.8 billion	2003 Revenues: $11.1 billion
	Employees: 17,500 (approx.)	Employees: 10,500 (approx.)
	Customers: 5.1 million electric, 460,000 natural gas	Customers: 2 million electric, 1.6 million gas

New Company KeyFacts (pro forma)	Company Name: Exelon Electric & Gas Headquarters: Chicago, IL Total assets: $79 billion (approx.) US Generation assets: 52,000 MW (approx.)	Revenues: $27 billion (approx) Employees: 28,000 (approx.) Customers: 7 million electric, 2 million natural gas

Strategic Rationale	· Improved nuclear performance
· Complementary operations
– Contiguous service territories
– Improved T& D efficiency
– Improved balance in energy portfolio (gas & electric)
· Common regulatory framework
· Improved financial performance driven by significant synergies and enhanced base and scope
· Manageable regulatory approvals
· Bigger opportunities for employees

Senior Management of the New Company	· President and Chief Executive Officer — John W. Rowe · Non-executive Chairman of the Board — E. James Ferland

Board of Directors	The new Exelon Electric & Gas board will be comprised of 12 members nominated by Exelon and 6 members nominated by PSEG.

This document includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, for example, statements regarding benefits of the proposed merger, integration plans, and expected synergies, anticipated future financial and operating performance and results, including estimates for growth. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements made herein. A discussion of some of these risks and uncertainties is contained or referred to in the Current Reports on Form 8-K filed with the SEC on December 20, 2004 by Exelon and PSEG, respectively. These risks, as well as other risks associated with the merger, will be more fully discussed in the joint proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that Exelon will file with the SEC in connection with the proposed merger. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. Neither Exelon nor PSEG undertakes any obligation to publicly release any revision to its forward-looking statements to reflect events or circumstances after the date of this document.

This communication is not a solicitation of a proxy from any security holder of Exelon or PSEG. Exelon intends to file with the Securities and Exchange Commission a registration statement that will include a joint proxy statement/prospectus and other relevant documents to be mailed to security holders in connection with the proposed merger of Exelon and PSEG. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION about Exelon, PSEG and the proposed merger. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, a copy of the joint proxy statement/prospectus (when it becomes available) may be obtained free of charge from Exelon, Investor Relations, 10 South Dearborn Street, P.O. Box 805398, Chicago, Illinois 60680-5398, or from PSEG, Investor Relations, 80 Park Plaza,. P.O. Box 1171, Newark, New Jersey 07101-1171.

The respective directors and executive officers of Exelon and PSEG and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Exelon’s directors and executive officers is available in its proxy statement filed with the SEC by Exelon on March 12, 2004, and information regarding PSEG’s directors and executive officers is available in its proxy statement filed with the SEC by PSEG on March 10, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.